Cheniere Energy Partners, L.P.

717 Texas Avenue, Suite 3100

Houston, Texas 77002

March 15, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(No. 333-139572) of Cheniere Energy Partners, L.P.

Ladies and Gentlemen:

On behalf of Cheniere Energy Partners, L.P. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on Tuesday, March 20, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHENIERE ENERGY PARTNERS, L.P.

By:	/s/ Anne V. Vaughan
Name:	Anne V. Vaughan
Title:	Secretary

March 15, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Christopher Owings

Re:	Cheniere Energy Partners, L.P. (the “Partnership”) Registration Statement on Form S-1 (File No. 333-139572) (the “Registration Statement”)

Dear Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering, we hereby join the Partnership’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on March 20, 2007 at 2:00 P.M., Eastern Daylight Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 7, 2007
(ii)	Dates of distribution: March 8, 2007—March 16, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 9
(iv)	Number of prospectuses so distributed: approximately 18,265
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

By:	CITIGROUP GLOBAL MARKETS INC.
	By:	/s/ John C. Cocchiarella

	Name:	John C. Cocchiarella
	Title:	Senior Vice President